UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 21, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 21, 2015, as well as the number of votes cast with respect to each matter.

Each of the thirteen directors proposed by the Company for re-election was elected by the following votes to serve until the Company's 2016 Annual Shareholders' Meeting or until his or her respective successor has been elected and qualified. The voting results were as follows:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Susan E. Arnold	620,984,306	6,042,563	4,609,644	143,955,210
Stephen J. Easterbrook	621,119,993	5,836,032	4,680,488	143,955,210
Robert A. Eckert	617,919,664	8,859,873	4,856,976	143,955,210
Margaret H. Georgiadis	622,215,123	4,834,279	4,587,111	143,955,210
Enrique Hernandez, Jr.	601,816,613	24,846,701	4,973,199	143,955,210
Jeanne P. Jackson	616,542,403	10,162,986	4,931,124	143,955,210
Richard H. Lenny	615,555,037	11,339,154	4,742,322	143,955,210
Walter E. Massey	613,149,551	13,689,570	4,797,392	143,955,210
Andrew J. McKenna	613,558,788	13,267,754	4,809,971	143,955,210
Sheila A. Penrose	621,633,208	5,400,998	4,602,307	143,955,210
John W. Rogers, Jr.	612,141,851	14,704,473	4,790,189	143,955,210
Roger W. Stone	610,095,896	16,670,062	4,870,555	143,955,210
Miles D. White	605,802,262	21,156,524	4,677,727	143,955,210

The proposal regarding an advisory shareholder vote to approve the compensation awarded to the Company's named executive officers for 2014 was approved by shareholders. The votes on this matter were as follows: 592,296,047 votes for; 32,268,706 votes against; 7,071,760 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2015 was approved by shareholders. The votes on this matter were as follows: 765,533,127 votes for; 7,163,188 votes against; and 2,895,408 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote on a shareholder proposal requesting the Board of Directors adopt a policy to prohibit accelerated vesting of performance-based restricted stock units in the event of a change in control was not approved by shareholders. The votes on this matter were as follows: 217,900,620 votes for; 405,584,135 votes against; 8,151,758 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting ability of shareholders to act by written consent was not approved by shareholders. The votes on this matter were as follows: 265,889,742 votes for; 357,725,459 votes against; 8,021,312 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a proxy access bylaw was approved by shareholders. The votes on this matter were as follows: 384,415,228 votes for; 239,026,329 votes against; 8,194,956 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting an annual congruency analysis of Company values and political contributions was not approved by shareholders. The votes on this matter were as follows: 47,358,194 votes for; 495,389,549 votes against; 88,888,770 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting that the Board of Directors have the Company be more pro-active in educating the American public on the health and environmental benefits of genetically modified organisms was not approved by shareholders. The votes on this matter were as follows: 25,268,178 votes for; 506,946,175 votes against; 99,422,160 abstentions; and 143,955,210 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting that the Board of Directors publish an annual report providing metrics and key performance indicators on palm oil was not approved by shareholders. The votes on this matter were as follows: 36,117,226 votes for; 478,254,169 votes against; 117,265,118 abstentions; and 143,955,210 broker non-votes.

Item 7.01. Regulation FD Disclosure.

On May 21, 2015, the Company issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
    99   Investor Release of McDonald's Corporation issued May 21, 2015:
                 McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 27, 2015

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued May 21, 2015: McDonald's Announces Quarterly Cash Dividend

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE	FOR MORE INFORMATION CONTACT:

05/21/2015

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.85 per share of common stock payable on June 15, 2015 to shareholders of record at the close of business on June 1, 2015.

Upcoming Communications

Steve Easterbrook, President and Chief Executive Officer, and Pete Bensen, Chief Administrative Officer, will participate in Bernstein's Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on May 27, 2015. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release May 2015 sales information on June 8, 2015. Financial reporting under the Company's new organizational structure will be effective for periods beginning July 1, 2015.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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